Exhibit 99.1

Veris Gold Corp. announces filing of final prospectus supplement

Toronto Stock Exchange: VG

VANCOUVER, Aug. 9, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce it has filed a final prospectus supplement in connection with its previously announced offering (the "Offering") of units (the "Units") and flow-through units (the "Flow-Through Units").

The Company will issue 9,009,800 Units at a price of C$0.52 which will be comprised of one common share of the Company (a "Unit Share") and one half of one common share purchase warrant (each whole warrant, a "Unit Warrant"). Each Unit Warrant will have an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company for a period of thirty-six (36) months following the closing of the Offering.

The Company will also issue 5,813,100 Flow-Through Units only in Canada at a price of C$0.55 which will be comprised of one common share of the Company which qualifies as a "flow-through share" within the meaning of the Income Tax Act (Canada) (the "Flow-Through Shares") and one half of one common share purchase warrant (each whole warrant, an "FT Unit Warrant"). Each whole FT Unit Warrant shall have an exercise price of C$0.65 and entitle the holder thereof to acquire one common share of the Company for a period of thirty-six (36) months following the closing of the Offering.

The Offering is being conducted on a best efforts agency basis pursuant to an agency agreement among the Company and a syndicate of agents led by Secutor Capital Management Corporation and including Global Hunter Securities, LLC. Global Hunter Securities, LLC will offer the Units only in the United States.  Secutor Capital Management Corporation will offer the Units and Flow-Through Units only in Canada.

The Company intends to use the net proceeds of the Offering to complete the refurbishment of its Jerritt Canyon mill operations, to complete the development of the underground mine facilities at the Saval 4 Gold Mine, fund bonding related to future reclamation obligations, ensure that debt payments are met and for general working capital purposes.  Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company's Ketza River property.

The Company has received conditional approval of the listing of the Unit Shares, the Flow-Through Shares and the common shares issuable on exercise of the Unit Warrants and FT Unit Warrants on the Toronto Stock Exchange (the "TSX"). Listing will be subject to satisfying all of the requirements of the TSX.

The Offering is being made pursuant to a short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the "Canadian Securities Authorities") and a registration statement on Form F-10 (No. 333-184496), as amended or supplemented, that the Company has filed with the Securities and Exchange Commission (the "SEC"), both of which are effective. Any offer or sale will be made only by means of a U.S. prospectus supplement or a Canadian prospectus supplement filed with SEC and the Canadian Securities Authorities. A U.S. prospectus supplement and a Canadian prospectus supplement containing important information relating to these securities has been filed with the SEC and the Canadian Securities Authorities, respectively.

Copies of the prospectus supplements and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com and www.sec.gov or by directing a request in the United States to Global Hunter Securities LLC at 777 Third Avenue, 36th Floor, New York, NY, 10017 and outside the United States to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, the short form base shelf prospectus or the registration statement.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of the Units and Flow-Through Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 10:48e 09-AUG-13